April 9, 2013

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: David L. Orlic

Re:	MakeMusic, Inc. Solicitation/Recommendation Statement on Schedule 14D-9

Filed on March 22, 2013

File No. 005-50055

Rule 13e-3 Transaction Statement on Schedule 13E-3

Filed on March 25, 2013

File No. 005-50055

Dear Mr. Orlic:

As requested in the letter dated April 1, 2013 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Schedule 14D-9 and Schedule 13E-3 (the “filings”), filed on March 22, 2013 and March 25, 2013, respectively, MakeMusic, Inc. (the “Company”) acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MAKEMUSIC, INC.

By:	/s/ Karen L. VanDerBosch
Name:	Karen L. VanDerBosch
Title:	Chief Operating Officer and Chief Financial Officer